October 15, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: China Holdings Acquisition Corp.
Amendment No.1 and Amendment No. 2 to Form S-1 Registration Statement
File No. 333-145085

Dear Mr. Reynolds:

     On behalf of our client, China Holdings Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment”) to the Company’s Registration Statement on Form S-1 (No. 333-145085) (together, the “Registration Statement”).

     The Amendment responds to the comments set forth in the Staff’s letter dated October 10, 2007 (the “Staff’s Letter”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the prospectus included in the Amendment (“Prospectus”).

Securities and Exchange Commission
October 15, 2007

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment	Response
Number

General

1.	Please supplementally discuss the timing of the issuance of the initial shares of common stock to the initial shareholders and the basis for their issuance without compliance with Section 5 of the Securities Act of 1933, as amended (the “1933 Act”).

The initial shares of common stock were issued to the initial shareholders, Paul K. Kelly and James D. Dunning, pursuant to a private placement to officers and directors of the Company in connection with the formation of the Company.

2.	Please note that the company (not counsel) needs to provide the Tandy representations requested by us in the closing part of our previous letter before the registration statement can be declared effective.

Prior to effectiveness of the Registration Statement, the Company will provide the Staff with the Tandy representations as requested in the Staff’s previous comment letter.

3.	We note your response to our prior comment 2. Please confirm whether the value of the offering was determined because it was considered to be the maximum amount the company and the underwriters believed to be successfully received given market conditions, the company’s management and choice of target market, the size of IPOs of other SPACs, and other factors. If not, explain why the company and the underwriters did not consider those factors.

The Company confirms that the value of the offering was determined because it was considered to be an amount the Company and the underwriters believed to be successfully received given market conditions, the Company’s proposed industry focus, the Company’s management and the size of initial public offerings of other similarly structured blank check companies. The Company has revised the Prospectus on page 16 in response to the Staff’s comment.

4.	We note your response to our prior comment 8. On pages 15, 21, 23, 56 and 66, and elsewhere as appropriate, please confirm whether Messrs. Kelly and Dunning will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of significant vendors, such as lawyers, accountants, printers, and investment bankers. If not, state so.

Securities and Exchange Commission
October 15, 2007

The Company has revised the Prospectus on pages 15, 21, 23, and 66 in response to the Staff’s comment.

5.	You state on pages 1, 51, 53 and elsewhere that you intend to acquire one or more operating businesses in Asia although you intend to focus on potential acquisition targets in China. Please clarify in your registration statement the extent and duration of your intended efforts to acquire a company within your primary focus, that is, how committed you are to put in your best efforts to acquire a business in China, and how long will you pursue your search for a target in that country before you shift your search to another country in Asia for a prospective target. If you intend to pursue a potential target in another Asian country at any time in case the target is deemed to be a favorable opportunity, clarify that while your initial preference is a target in China, you will consider acquiring a business in any country in Asia at any time should an attractive opportunity of acquisition arise. In that case, tell us why the disclosure throughout the registration statement pertaining to China is not irrelevant and speculative.

The Company has revised the disclosure on pages 1, 51 and 53 to clarify that it expects to focus on potential acquisition targets in China for approximately nine months following the consummation of the IPO and thereafter it may pursue opportunities in other countries in Asia as well as in China. The Company does not believe that the disclosure throughout the Prospectus pertaining to China is irrelevant as China will be the Company’s exclusive focus for the first nine months following the consummation of the IPO. After the first nine months, if the Company is not able to locate an attractive target business in China it will expand its search to other countries in Asia, but will continue to search for and consider business targets in China and expend a majority of its attention and resources with the intention of acquiring a business in China.

Prospectus Cover Page

6.	We note your response to our prior comment 11. Please clarify in the registration statement that the “public stockholders” include the shares held by the founders and insider investors that have been either purchased in the offering or have been otherwise acquired in the public markets.

The Company has revised the disclosure on the cover page of the Prospectus (and throughout the Prospectus) in response to the Staff’s comment.

7.	We note your response to our prior comment 25. Please disclose here the fact that the registrant may not be allowed to own the assets or obtain control of the target operating company in China.

Securities and Exchange Commission
October 15, 2007

The Company has added the requested disclosure to pages 3, 11, 45, and 57 of the Prospectus.

Summary. page 1

8.	We note your response to our prior comment 17. We note that you do not have any particular transaction “under consideration or contemplation.” Please state whether the company has conducted any research with respect to identifying acquisition candidates. We reissue the comment.

The Company has added additional disclosure on page 1 of the Prospectus in response to the Staff’s comment.

The Offering, page 4

Private placement warrants purchased through private placement, page 6

9.	We note your response to our prior comment 27. Please identify your founders and special advisors and disclose the maximum number of warrants each of them is entitled to purchase. We reissue the comment.

The Company has added the requested disclosure to page 6 of the Prospectus.

Stockholders must approve our initial business combination, page 9

10.	We note your response to our prior comment 28. Please state specifically that shareholders must approve of your initial combination of business(es) or parts thereof through acquisition of substantial, but considerably less than all, assets.

The Company has added the requested disclosure to page 9 of the Prospectus.

Risk Factors, page l8

11.	We note your response to our prior comment 16. In the last paragraph on page 42, we note the sentence: “You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of the prospectus” This suggests that you do not have a duty to ensure that the information in the prospectus is complete and accurate during the prospectus delivery period. Please advise or revise.

In response to the Staff’s comment the Company has removed the sentence from page 42 of the Prospectus.

Use of Proceeds, page 44

Securities and Exchange Commission
October 15, 2007

12.	Since you characterize the stated uses of the net proceeds as an “estimate,” please discuss the contingencies in which the dollar amount of expenses allocated to specific stated uses of proceeds may change, and disclose the maximum dollar amount, if applicable, you may spend over such uses due to contingencies.

The contingencies that may cause the specified dollar amount to change include an unforeseen increase in legal, accounting, printing or miscellaneous expenses. The Company will endeavor to update these amounts prior to the time that the Registration Statement is declared effective. Furthermore, the Company does not expect that the maximum amount of these expenses will exceed $200,000 in the aggregate. The Company has added additional disclosure on page 44 of the Prospectus in response to the Staff’s comment.

Management’s Discussion and Analysis, page 51

13.	We note your response to our prior comment 40. Please include a reasonably detailed discussion of the material risks associated with acquiring a company in China in the short- and long-term, and the steps you will take to address them.

The Company has added the requested disclosure to page 51 of the Prospectus.

Proposed Business, page 53

Dissolution and liquidation if no business combination, page 64

14.	We note your response to our prior comment 48. If you do not intend to take any additional necessary measures to ensure that the funds in the trust account will not be depleted by claims against the trust, so state.

The Company has added the requested disclosure to pages 23 and 67 of the Prospectus.

15.	We note your response to our prior comment 50. Please confirm specifically that Messrs. Kelly and Dunning have agreed to indemnify the company for all unwaived claims of creditors, including those that are subject to a pending action, suit, or proceeding to which the company is a party.

The Company has added the requested disclosure to page 66 of the Prospectus.

Competition, page 73

16.

Please identify the eight blank check companies with the stated intention of acquiring a business in China. In addition, identify the blank check companies that have expressed an intention to focus their acquisition efforts in Asia, and disclose the aggregate amount they have raised through their public offerings. In addition, identify all companies in both categories that have succeeded so far in their stated objectives.

The Company has added the requested disclosure to page 73 of the Prospectus.

Securities and Exchange Commission
October 15, 2007

Management, page 75

Conflicts of Interest, page 81

17.	Please confirm whether your officers and directors will continue to hold positions in the affiliated entities with conflicts of interest after this public offering and before the consummation of your first target acquisition.

The Company has added disclosure to page 83 of the Prospectus in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 85

18.	Please provide the disclosure required by Item 404(b) of Regulation S-K or advise us why it is not necessary. In particular, disclose whether your policies and procedures for the review, approval, or ratification of any transactions with related persons are in writing and, if not, how such policies and procedures are evidenced.

The Company respectfully refers the Staff to the last paragraph in the section titled “Certain Relationships and Related Transactions” on page 87 which reads as follows:

“All ongoing and future transactions between us and any of our directors or their respective affiliates, including loans by our directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested “independent” directors, to the extent we have independent directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.”

In addition, the Company has added disclosure to page 87 of the Prospectus that as of the effective date the Board of Directors of the Company has approved this procedure.

Underwriting, page 98

Securities and Exchange Commission
October 15, 2007

19.	We note your response to our prior comment 71. Please disclose, if accurate, that while you may engage the underwriters to identify and locating a target company for your acquisition, you will seek FINRA’ s approval for the fees payable to them.

The Company has included disclosure in response to the Staff’s comment on page 102 of the Prospectus.

Financial Statements, page F-1

Note 8 – Warrants, page F-10

20.	We note your disclosure that in no event will the Company be required to net cash settle a warrant exercise. Please file the warrant agreement as an exhibit and tell us how the provisions of the filed agreement support equity classification of the warrants under EITF 00-19. Please note that we will need to review the filed warrant agreement before the registration statement can be declared effective.

We respectfully advise the Staff that the form of Warrant Agreement has been filed as Exhibit 4.5 to Amendment No. 2 of the Registration Statement filed with the Commission on October 3, 2007. Regarding EITF 00-19, Section 3.3.2 of the Warrant Agreement provides the following:

“In no event will the Company be obligated to pay such Registered Holder any cash consideration upon exercise (unless pursuant to Section 4.5) or otherwise “net cash settle” the Warrant. In the event that a Registration Statement is not effective for the exercised Warrants, the purchaser of a Unit containing such Warrants, will have paid the full purchase price for the Unit solely for the shares of Common Stock included in such Unit.”

21.	Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

The Company has concluded that the warrants to be sold in the private placement to management for $1.00 per warrant will not result in a compensation expense because the $1.00 sales price equals or exceeds the fair value of the warrants. The Company has calculated the fair value of the warrants largely taking into consideration the trading history of warrants of similar-type transactions (subsequent to the separation of the components of the units) and to a smaller

Securities and Exchange Commission
October 15, 2007

extent various features applicable to the private placement warrants that support a modest discount.

In determining the market value of the warrant, the Company has analyzed a sample of similar-type transactions and in doing so reviewed the trading history of the public warrants for a period of no more than 90 days after the separation of the unit. Based on a sample size consisting of nine $10.00 Units and only $8.00 Units that have a difference of at least $3 between unit price in the initial public offering and the warrant exercise price, the range of average daily closing prices during such period was $0.79 to $1.19* . The median of the range is $0.93 ..

In order to reflect the above conclusion the Company has added disclosure to page 3 of the Prospectus indicating that it does not believe that the sale of the private placement warrants will result in a compensation expense because they will be sold at approximately fair market value.

* There was one outlier which traded at $1.60 during such period which was eliminated from the sample.

Securities and Exchange Commission
October 15, 2007

     Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell Nussbaum

Mitchell Nussbaum
Partner